
Mail Stop 3720

July 9, 2009

<u>Via U.S. Mail and Facsimile: +358 (0) 7 1803-8503</u>
Kaarina Ståhlberg
Vice President, Assistant General Counsel
Nokia Corporation
Keilalahdentie 4
P.O. Box 226, FI-00045 NOKIA GROUP
Espoo, Finland

> RE: **Nokia Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **Filed March 5, 2009**
> **File No. 1-13202**

Dear Kaarina Ståhlberg:

We have reviewed your supplemental response letter dated June 11, 2009 as well as your filing and have the following comments. As noted in our comment letter dated May 14, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for the Year Ended December 31, 2008

Operating and Financial Review and Prospects

Valuation of Long-lived and Intangible Assets and Goodwill, page 69

1.   We note your response to prior comment 3 and the proposed disclosure for future Forms 20-F to which you refer. In future filings, please expand your discussion to provide the detailed comprehensive disclosure in your critical accounting policies regarding your impairment testing policy that we had previously requested and should provide investors with sufficient information about management's insights and assumptions with regard to

the recoverability of goodwill. Specifically, we believe you should disclose the following information:

- Provide a more detailed description of the steps you perform to review goodwill for recoverability.

- Disclose a breakdown of your goodwill balance as of year end by cash-generating units.

- As previously requested, please address your estimates of future cash flows, as follows:

  o Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

  o Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

  o In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

- Describe changes to the assumptions, if any, since your last impairment test.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director